

September 17, 2014

Via Email
Mr. Richard A. Robert
Chief Financial Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

> **Re:** **Vanguard Natural Resources, LLC**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed February 28, 2014**
> **Supplemental Response dated August 8, 2014**
> **File No. 001-33756**

Dear Mr. Robert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 1

Proved Undeveloped Reserves, page 10

1. We note your response to comment 1 in our letter dated July 28, 2014. It appears that approximately 74.3% of proved undeveloped reserves ("PUDs") initially booked during the fiscal year ended December 31, 2012 are scheduled to be drilled in the fiscal years ended December 31, 2016 and 2017 (i.e., in the fourth and fifth years after initial booking). Please tell us whether the drilling schedule for these PUDs was revised as a result of the year-end review discussed in your letter dated July 17, 2014 and, if so,

explain the cause of this change. In addition, please tell us whether the development plan provided in your response is consistent with the drilling plans of the well operators.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief